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                               February 1, 2021

       Jon Ledecky
       Chief Executive Officer
       Pivotal Investment Corp III
       c/o Graubard Miller
       The Chrysler Building
       405 Lexington Avenue
       New York, New York 10174

                                                        Re: Pivotal Investment
Corp III
                                                            Amendment No. 1 to
Form S-1
                                                            Filed January 25,
2021
                                                            File No. 333-252063

       Dear Mr. Ledecky:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 filed january 25, 2021

       Our amended and restated certificate of incorporation will provide..., page 51

   1. In the last sentence you state, "In addition, the exclusive forum provision will not apply to actions brought under
the Securities Act, or the rules and regulations thereunder." Exhibit
                                                        3.2 TENTH, states that
claims under the Securities Act of 1933, as amended, are to be filed in the Court of
Chancery or the federal district court for the District of Delaware.
                                                        Please reconcile the
disclosure with Exhibit 3.2.
       Exhibit 4.4, Warrant Agreement, page II-4

   2. In the final sentence of Section Section 9.3, please clarify the reference to "Act".

                                                        We remind you that the
company and its management are responsible for the accuracy
 Jon Ledecky
Pivotal Investment Corp III
February 1, 2021
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameJon Ledecky                              Sincerely,
Comapany NamePivotal Investment Corp III
                                                           Division of
Corporation Finance
February 1, 2021 Page 2                                    Office of Real
Estate & Construction
FirstName LastName